UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                             Featherlite Mfg., Inc.
- --------------------------------------------------------------------------------

                                (Name of Issuer)

                         Common Stock, without par value
- --------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   313054 10 8
 ----------------------------------------------------------------------------

                                 (CUSIP Number)

                                  Michael Guth
                               1550 Dolgner Place
                             Sanford, Florida 32771
- --------------------------------------------------------------------------------

(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                       Communications)

                                  July 1, 1996
   ----------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.    313054 10 8                           Page 2 of 7 Pages
          ---------------------


- --------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Michael Guth
  S.S.No. ###-##-####
- --------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                     (b) [ ]


- --------------------------------------------------------------------------------
3 SEC USE ONLY


- --------------------------------------------------------------------------------
4 SOURCE OF FUNDS*

  OO
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e) [ ]


- --------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S.A.
- --------------------------------------------------------------------------------
 NUMBER OF    7 SOLE VOTING POWER
  SHARES
BENEFICIALLY    400,000
 OWNED BY
  EACH        8 SHARED VOTING POWER
REPORTING
 PERSON
  WITH        9 SOLE DISPOSITIVE POWER

                400,000
- --------------------------------------------------------------------------------
             10 SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   400,000
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.3%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.    313054 10 8                                Page 3  of  7  Pages
          ---------------------

- --------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Vantare International, Inc.
  I.R.S.No. 91-1357436
- --------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                       (b) [ ]


- --------------------------------------------------------------------------------
3 SEC USE ONLY


- --------------------------------------------------------------------------------
4 SOURCE OF FUNDS*

  OO
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)  [ ]


- --------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Florida
- --------------------------------------------------------------------------------
 NUMBER OF    7 SOLE VOTING POWER
  SHARES
BENEFICIALLY    400,000
 OWNED BY
   EACH       8 SHARED VOTING POWER
REPORTING
 PERSON
  WITH        9 SOLE DISPOSITIVE POWER

                400,000
- --------------------------------------------------------------------------------
             10 SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    400,000
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.3%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

          This statement relates to Common Stock, without par value, of Featherlite Mfg., Inc. (the "Issuer"), Highways 63 and 9, Cresco, Iowa 52136.

Item 2.   Identity and Background.

          (a-1)    Name:  Vantare International, Inc. ("Vantare").

          (a-2)    State of Incorporation:  Florida

          (a-3) Principal Business and Address: Manufacture of luxury custom coaches; 1550 Dolgner Place, Sanford, Florida 32771.

          (a-4) Vantare has not, during the last five years, been convicted in a criminal proceeding.

          (a-5) Vantare was not, during the last five years, a party to any civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (b-1)    Name:  Michael Guth.

          (b-2)    Business Address:  1550 Dolgner Place, Sanford, Florida 32771

          (b-3) Principal Occupation: President of Vantare Division of Featherlite Mfg., Inc.; Vice President of Featherlite Mfg., Inc.

          (b-4) Mr. Guth has not, during the last five years, been convicted in a criminal proceeding.

          (b-5) Mr. Guth was not, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (b-6)    Mr. Guth is a citizen of the United States of America.

          Mr. Guth is the sole director and officer of Vantare.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable; see Item 4.

                                Page 4 of 7 Pages

Item 4.   Purpose of Transaction.

          Vantare acquired 400,000 shares of the Issuer's Common Stock as consideration for the acquisition of substantially all of its assets by the Issuer.

Item 5.   Interest in Securities of the Issuer.

          Vantare owns 400,000 shares (the "Shares") of the Issuer's Common Stock, representing 6.3% of the Issuer's outstanding shares. Michael Guth, the sole director and executive officer of Vantare, may be deemed to have sole voting and sole dispositive power over the shares. On July 1, 1996, Vantare acquired the Shares from the Issuer as consideration for the acquisition of substantially all of the assets of Vantare by the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

          1 - Agreement to File Joint Schedule 13D

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of each of the undersigned.


Dated:  July 15, 1996

                                        VANTARE INTERNATIONAL, INC.


                                        By /s/ Michael Guth
                                        Michael Guth, President



                                        /s/ Michael Guth
                                        Michael Guth


                                Page 5 of 7 Pages

                          EXHIBIT INDEX TO SCHEDULE 13D



Exhibit Number    Description

     1            Agreement to File Joint Schedule 13D



                                Page 6 of 7 Pages